Exhibit 99.1

Healthpeak Properties Reports Third Quarter 2024 Results and Declares Quarterly Cash Dividend on Common Stock

DENVER, October 24, 2024 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the third quarter ended September 30, 2024.

THIRD QUARTER 2024 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.12 per share, Nareit FFO of $0.44 per share, FFO as Adjusted of $0.45 per share, AFFO of $0.41 per share, and Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 4.1%

– Increased the midpoint of both 2024 FFO as Adjusted and AFFO guidance by +$0.01 per share, and increased Total Merger-Combined Same-Store Cash (Adjusted) NOI growth guidance by +50 basis points at the midpoint

– Increased expected 2024 merger-related synergies to approximately $50 million, driven by property management internalization

– Continued strong momentum in life science with 733,000 square feet of lease executions during the third quarter and through October 24, 2024:

  • Executed 465,000 square feet of lab leases during the third quarter 2024, including a 37,000 square foot lease at Gateway; achieved a positive 10% cash rent mark-to-market on renewals

  • Executed 268,000 square feet of lab leases in October 2024 including 205,000 square feet at Portside and 63,000 square feet at Vantage bringing these marquee campuses to approximately 90% and 70% leased, respectively

  • Signed letters of intent ("LOI") on an additional 575,000 square feet of lab leases including 33,000 square feet at Gateway bringing the development to 42% leased or committed

– Outpatient medical new and renewal lease executions totaled 3 million square feet with 89% retention and positive 10% cash rent mark-to-market on renewals, including the previously announced CommonSpirit renewal

– Commenced a $37 million, 79,000 square foot Class A outpatient medical development in Kansas City that is 100% pre-leased to HCA

– Promoted Natalia De Michele to Senior Vice President – Bay Area Market Lead and hired Claire Donegan Brown as Senior Vice President – Boston Market Lead, both reporting to Scott Bohn, Chief Development Officer and Head of Lab

– Net Debt to Adjusted EBITDAre was 5.1x for the quarter ended September 30, 2024

– On October 23, 2024, Healthpeak's Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 15, 2024, to stockholders of record as of the close of business on November 4, 2024

– Received the GRESB Green Star designation for the thirteenth consecutive year and recognized for leading governance and corporate impact disclosures by *Governance Intelligence* and *IR* Magazine

THIRD QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended September 30, 2024		Three Months Ended September 30, 2023	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 85,722	$ 0.12	$ 64,048	$ 0.12
Nareit FFO, diluted	315,824	0.44	252,566	0.46
FFO as Adjusted, diluted	320,776	0.45	251,647	0.45
AFFO, diluted	289,509	0.41	219,645	0.40

YEAR TO DATE COMPARISON

(in thousands, except per share amounts)	Nine Months Ended September 30, 2024		Nine Months Ended September 30, 2023	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 238,057	$ 0.36	$ 233,497	$ 0.43
Nareit FFO, diluted	797,546	1.17	730,764	1.32
FFO as Adjusted, diluted	918,665	1.35	735,067	1.33
AFFO, diluted	814,404	1.20	652,839	1.18

Nareit FFO, FFO as Adjusted, AFFO, Total Merger-Combined Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "September 30, 2024 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

MERGER-COMBINED SAME-STORE ("SS") OPERATING SUMMARY

The table below outlines the year-over-year three-month and year-to-date Merger-Combined SS Cash (Adjusted) NOI growth.

Year-Over-Year Total Merger-Combined SS Cash (Adjusted) NOI Growth

	Three Month		Year-To-Date	
	SS Growth %	% of SS	SS Growth %	% of SS
Outpatient Medical	3.4%	55.0%	3.3%	55.1%
Lab	2.8%	35.5%	3.1%	35.1%
CCRC	14.2%	9.5%	20.2%	9.8%
Total Merger-Combined SS Cash (Adjusted) NOI	**4.1%**	**100.0%**	**4.6%**	**100.0%**

PHYSICIANS REALTY TRUST MERGER INTEGRATION

In September, Healthpeak internalized outpatient medical property management in Denver and Utah. To date, the company has completed internalization of property management in 14 markets and now internally property manages 24 million square feet.

Healthpeak now expects to achieve approximately $50 million of merger-related synergies during 2024.

LIFE SCIENCE LEASING UPDATE

During the third quarter 2024 and through October 24, 2024, Healthpeak executed lab lease agreements totaling 733,000 square feet.

- During the third quarter 2024, Healthpeak executed 465,000 square feet of lease agreements.
- From October 1 to October 24, 2024, Healthpeak executed an additional 268,000 square feet of lease agreements.

Year-to-date through October 24, 2024, Healthpeak has executed 1.7 million square feet of lab leases with an additional 575,000 square feet under signed LOIs.

Highlights of recent leasing activity at marquee projects includes:

- **Portside (South San Francisco):** In October, signed a 12.5-year, 205,000 square foot new lease with a private life science company.

  The tenant will relocate from its current space within Healthpeak's portfolio to two full buildings on the Portside campus:

  - **1100 Veterans Boulevard:** Tenant improvements on the 112,500 square foot building will commence in late 2024 with occupancy expected in the third quarter of 2025.
  - **1120 Veterans Boulevard:** Tenant improvements on the 92,500 square foot building will commence in mid-2025 with the phase-in of approximately 31,000 square feet of occupancy in each of 2026, 2027, and 2028.

  Since 2021, Healthpeak has signed or commenced 854,000 square feet of leases at Portside bringing the campus to approximately 90% leased. The only remaining availabilities on the 960,000 square foot campus are the 73,000 square foot 1140 Veterans building currently in redevelopment and a 33,000 square foot suite at 331 Oyster Point Boulevard.

  Healthpeak is also under construction to refresh and modernize Portside's landscaping, entrances, and signage with improvements to pedestrian connectivity to Healthpeak's adjacent Cove campus and amenities center. Combined, The Cove and Portside campuses create a nearly 2 million square foot contiguous campus at the doorstep of South San Francisco's prestigious biotech market.

- **Vantage (South San Francisco):** In October, signed an 8-year, 63,000 square foot lease with a private biotech company.

  The tenant will relocate from its current space within Healthpeak's portfolio after tenant improvements are completed in late 2025. The two-floor lease brings the 346,000 square foot first phase of Vantage to approximately 70% leased.

  Additionally, in September, Healthpeak held the grand opening for The Hangar, a 40,000 square foot market-leading tenant amenity center on the Vantage campus. The Hangar features four unique quick-service restaurants, an artisanal coffee bar, a full-service restaurant, a bar and lounge, a fitness center, and a state-of-the-art conference and meeting space.

- **Gateway (Sorrento Mesa):** In July, signed an 8-year, 37,000 square foot lease with a private biotech company. The lease is expected to commence in the third quarter of 2025. Additionally, in October, Healthpeak signed an LOI for 33,000 square feet with a mid-cap public biotech. Both tenants are new to the Healthpeak portfolio.

  The recent leasing activity brings the Gateway development to 42% leased or committed.

LIFE SCIENCE MARKET LEADERSHIP UPDATES

Healthpeak today announced the following leadership updates, effective January 1, 2025:

- Natalia De Michele will be promoted to Senior Vice President – Bay Area Market Lead, where she will lead all aspects of Healthpeak's lab leasing, development, and asset management activities in the Bay Area. Since joining Healthpeak in 2018, Ms. De Michele has executed over six million square feet of lab leasing transactions.
- Claire Donegan Brown will join Healthpeak in January 2025 as Senior Vice President – Boston Market Lead and assume leadership of the company's Boston lab portfolio. Ms. Brown brings 12 years of leasing, development, and asset management experience within the Boston market, having formerly worked for Greatland Realty Partners, an owner and developer of lab real estate in Boston, and BXP, a publicly-traded real estate investment trust.

Mike Dorris will continue leading all aspects of Healthpeak's lab leasing, development, and asset management activities in San Diego as Senior Vice President – San Diego Market Lead. Mr. Dorris has led Healthpeak's San Diego portfolio since joining the company in 2010.

All three market leaders will report to Scott Bohn, Chief Development Officer and Head of Lab.

KANSAS CITY RESEARCH SCHOOL OF NURSING DEVELOPMENT

During the third quarter, Healthpeak added a new development to its program with HCA. The $37 million, 79,000 square foot Class A outpatient medical building is located on HCA's Research Medical Center campus, a 590-bed acute care hospital in Kansas City, Missouri. Affiliates of HCA have pre-leased 100% of the development.

CORPORATE IMPACT

Healthpeak received the GRESB Green Star designation for the thirteenth consecutive year. Healthpeak was also named a finalist by *Governance Intelligence* and *IR* Magazine for Best Proxy Statement for the fifth consecutive year and Best ESG Reporting for the third consecutive year. The Company also earned a 2024 International MarCom Gold Award for its 2023 Corporate Impact Report from the Association of Marketing and Communication Professionals (AMCP).

To learn more about Healthpeak's commitment to responsible business and view our 2023 ESG Corporate Impact Report, please visit www.healthpeak.com/corporate-impact.

DIVIDEND

On October 23, 2024, Healthpeak's Board of Directors declared a quarterly common stock cash dividend of $0.30 per share to be paid on November 15, 2024, to stockholders of record as of the close of business on November 4, 2024.

2024 GUIDANCE

We are updating the following guidance ranges for full year 2024:
- Diluted earnings per common share from $0.27 – $0.31 to $0.40 – $0.42
- Diluted Nareit FFO per share from $1.59 – $1.63 to $1.61 – $1.63
- Diluted FFO as Adjusted per share from $1.77 – $1.81 to $1.79 – $1.81
- Diluted AFFO per share from $1.54 – $1.58 to $1.56 – $1.58
- Total Merger-Combined Same-Store Cash (Adjusted) NOI growth from 2.75% – 4.25% to 3.5% – 4.5%

These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2024. For additional details and assumptions, please see page 12 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Friday, October 25, 2024, at 8:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:

- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/713594150. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (800) 715-9871.

An archive of the webcast will be available on Healthpeak's website through October 23, 2025, and a telephonic replay can be accessed through November 1, 2024, by dialing (800) 770-2030 and entering conference ID number 95156.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates and develops high-quality real estate focused on healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release, including statements regarding our anticipated synergies from our merger with Physicians Realty Trust (the "Merger"); (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2024 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, construction and labor costs, and unemployment; risks associated with the merger, including, but not limited to, our ability to integrate the operations of the Company and Physicians Realty Trust successfully and realize the anticipated synergies and other benefits of the Merger or do so within the anticipated time frame; changes within the industries in which we operate; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, including project abandonments, project delays, and lower profits than expected; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third-party management contracts, including the additional regulation and liabilities of our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our use of joint ventures that may limit our returns on and our flexibility with jointly owned investments; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; our ability to satisfy environmental, social and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease (Covid), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology systems and any material failure, inadequacy, interruption, or security failure of that technology; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, bank failures or other events affecting financial institutions and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus, Aid, Relief and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Andrew Johns, CFA

Senior Vice President – Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets
In thousands, except share and per share data

	September 30, 2024	December 31, 2023
Assets		
Real estate:		
Buildings and improvements	$ 16,059,802	$ 13,329,464
Development costs and construction in progress	830,310	643,217
Land and improvements	2,927,675	2,647,633
Accumulated depreciation and amortization	(3,925,375)	(3,591,951)
Net real estate	15,892,412	13,028,363
Loans receivable, net of reserves of $9,983 and $2,830	677,590	218,450
Investments in and advances to unconsolidated joint ventures	931,844	782,853
Accounts receivable, net of allowance of $2,405 and $2,282	64,979	55,820
Cash and cash equivalents	180,430	117,635
Restricted cash	61,615	51,388
Intangible assets, net	898,379	314,156
Assets held for sale, net	—	117,986
Right-of-use asset, net	427,711	240,155
Other assets, net	834,806	772,044
Total assets	$ 19,969,766	$ 15,698,850
Liabilities and Equity		
Bank line of credit and commercial paper	$ —	$ 720,000
Term loans	1,645,748	496,824
Senior unsecured notes	6,557,170	5,403,378
Mortgage debt	380,459	256,097
Intangible liabilities, net	202,857	127,380
Liabilities related to assets held for sale, net	—	729
Lease liability	308,277	206,743
Accounts payable, accrued liabilities, and other liabilities	749,881	657,196
Deferred revenue	903,371	905,633
Total liabilities	10,747,763	8,773,980
Commitments and contingencies		
Redeemable noncontrolling interests	1,318	48,828
Common stock, $1.00 par value: 1,500,000,000 and 750,000,000 shares authorized; 699,405,171 and 547,156,311 shares issued and outstanding	699,405	547,156
Additional paid-in capital	12,844,634	10,405,780
Cumulative dividends in excess of earnings	(4,968,819)	(4,621,861)
Accumulated other comprehensive income (loss)	(12,381)	19,371
Total stockholders' equity	8,562,839	6,350,446
Joint venture partners	321,949	310,998
Non-managing member unitholders	335,897	214,598
Total noncontrolling interests	657,846	525,596
Total equity	9,220,685	6,876,042
Total liabilities and equity	$ 19,969,766	$ 15,698,850

Healthpeak Properties, Inc.

Consolidated Statements of Operations

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2024	2023	2024	2023
Revenues:				
Rental and related revenues	$ 543,251	$ 417,075	$ 1,552,065	$ 1,219,473
Resident fees and services	142,845	133,808	422,512	391,076
Interest income and other	14,301	5,360	27,884	16,802
Total revenues	700,397	556,243	2,002,461	1,627,351
Costs and expenses:				
Interest expense	74,105	50,510	209,922	147,547
Depreciation and amortization	280,019	184,559	782,736	561,357
Operating	280,279	232,734	797,835	677,659
General and administrative	23,216	23,093	73,233	73,576
Transaction and merger-related costs	7,134	36	122,113	3,098
Impairments and loan loss reserves (recoveries), net	441	(550)	11,346	(156)
Total costs and expenses	665,194	490,382	1,997,185	1,463,081
Other income (expense):				
Gain (loss) on sales of real estate, net	62,325	—	187,624	86,463
Other income (expense), net	982	1,481	83,502	4,208
Total other income (expense), net	63,307	1,481	271,126	90,671
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	98,510	67,342	276,402	254,941
Income tax benefit (expense)	(1,938)	(787)	(18,364)	(2,225)
Equity income (loss) from unconsolidated joint ventures	(3,834)	2,101	(1,407)	6,646
Net income (loss)	92,738	68,656	256,631	259,362
Noncontrolling interests' share in earnings	(6,866)	(4,442)	(18,036)	(24,297)
Net income (loss) attributable to Healthpeak Properties, Inc.	85,872	64,214	238,595	235,065
Participating securities' share in earnings	(197)	(166)	(610)	(1,568)
Net income (loss) applicable to common shares	$ 85,675	$ 64,048	$ 237,985	$ 233,497
Earnings (loss) per common share:				
Basic	$ 0.12	$ 0.12	$ 0.36	$ 0.43
Diluted	$ 0.12	$ 0.12	$ 0.36	$ 0.43
Weighted average shares outstanding:				
Basic	699,349	547,062	667,536	546,978
Diluted	700,146	547,331	668,096	547,247

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2024	2023	2024	2023
Net income (loss) applicable to common shares	$ 85,675	$ 64,048	$ 237,985	$ 233,497
Real estate related depreciation and amortization	280,019	184,559	782,736	561,357
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	12,127	6,190	32,520	18,076
Noncontrolling interests' share of real estate related depreciation and amortization	(4,534)	(4,571)	(13,705)	(14,042)
Loss (gain) on sales of depreciable real estate, net	(62,325)	—	(187,624)	(86,463)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	—	11,546
Loss (gain) upon change of control, net[1]	430	—	(77,548)	(234)
Taxes associated with real estate dispositions[2]	(145)	—	11,512	—
Nareit FFO applicable to common shares	311,247	250,226	785,876	723,737
Distributions on dilutive convertible units and other	4,577	2,340	11,670	7,027
Diluted Nareit FFO applicable to common shares	$ 315,824	$ 252,566	$ 797,546	$ 730,764
Diluted Nareit FFO per common share	$ 0.44	$ 0.46	$ 1.17	$ 1.32
Weighted average shares outstanding - Diluted Nareit FFO	714,715	554,614	681,128	554,535
Impact of adjustments to Nareit FFO:				
Transaction and merger-related items[3]	$ 2,725	$ 49	$ 108,923	$ 2,993
Other impairments (recoveries) and other losses (gains), net[4]	441	(602)	11,741	557
Restructuring and severance-related charges	—	—	—	1,368
Casualty-related charges (recoveries), net[5]	1,792	(367)	588	(610)
Total adjustments	4,958	(920)	121,252	4,308
FFO as Adjusted applicable to common shares	316,205	249,306	907,128	728,045
Distributions on dilutive convertible units and other	4,571	2,341	11,537	7,022
Diluted FFO as Adjusted applicable to common shares	$ 320,776	$ 251,647	$ 918,665	$ 735,067
Diluted FFO as Adjusted per common share	$ 0.45	$ 0.45	$ 1.35	$ 1.33
Weighted average shares outstanding - Diluted FFO as Adjusted	714,715	554,614	681,128	554,535

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(1) The nine months ended September 30, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The nine months ended September 30, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California.

(3) The three and nine months ended September 30, 2024 includes costs related to the Merger, which are primarily comprised of advisory, legal, accounting, tax, post-combination severance and stock compensation expense, and other costs of combining operations with Physicians Realty Trust that were incurred during the period. These costs were partially offset by termination fee income of $4 million and $13 million for the three and nine months ended September 30, 2024, respectively, associated with Graphite Bio, Inc., which later merged with LENZ Therapeutics, Inc. in March 2024, for which the lease terms were modified to accelerate expiration of the lease to December 2024. The remaining $4 million of termination fee income will be recognized during the fourth quarter of 2024. Termination fee income is included in rental and related revenues on the Consolidated Statements of Operations, but is excluded from Healthpeak's definition of Portfolio Cash Real Estate Revenues and FFO as Adjusted.

(4) The three and nine months ended September 30, 2024 and 2023 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2024	2023	2024	2023
FFO as Adjusted applicable to common shares	$ 316,205	$ 249,306	$ 907,128	$ 728,045
Stock-based compensation amortization expense	3,755	3,434	11,935	10,966
Amortization of deferred financing costs and debt discounts (premiums)	7,408	3,054	19,247	8,828
Straight-line rents[1]	(10,346)	(7,279)	(32,891)	(12,710)
AFFO capital expenditures	(23,510)	(24,031)	(76,744)	(66,264)
Deferred income taxes	585	(430)	2,330	(933)
Amortization of above (below) market lease intangibles, net	(7,887)	(5,626)	(23,325)	(20,267)
Other AFFO adjustments	(1,277)	(1,123)	(4,947)	(1,852)
AFFO applicable to common shares	284,933	217,305	802,733	645,813
Distributions on dilutive convertible units and other	4,576	2,340	11,671	7,026
Diluted AFFO applicable to common shares	**$ 289,509**	**$ 219,645**	**$ 814,404**	**$ 652,839**
Diluted AFFO per common share	**$ 0.41**	**$ 0.40**	**$ 1.20**	**$ 1.18**
Weighted average shares outstanding - Diluted AFFO	714,715	554,614	681,128	554,535

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[1] The nine months ended September 30, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This activity is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.